FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 94,653,513

Date: October 31, 2021

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer began the period with what it believes to be the most important transaction in its history by closing on its acquisition of Cubeler Inc. ("Cubeler"). The transaction, which had been several months in the making, makes Cubeler a wholly owned subsidiary of the Issuer, removes all uncertainty related to the ownership of the intellectual property at the core of the Issuer's Business Hub and allows the Issuer to expand its Business Hub concept beyond Mainland China. This, combined with the backing of its capital markets financial partners, brings the Issuer's vision of establishing Business Hubs in various parts of the world to create a global network or ecosystem of SMEs one step closer to reality.

While it was business as usual during the period when it comes to transactions involving consumer goods on the Business Hub, the period also revealed some promising signs when it comes to two of the new verticals to which the Issuer had recently introduced its services. After introducing its services to the oil and gas industry in the early part of the third quarter of 2021, the Issuer assessed its performance for the quarter during the period and was pleased with the industry's initial response to its offering. The Issuer's platforms helped finance transactions worth approximately CAD$200,000,000 during the quarter, which generated about CAD$6M in revenue for the Issuer. The Issuer had similar success in the insurance vertical, which it entered sometime in the second quarter of 2021 following the acquisition of the Heartbeat insurance brokerage platform. It was revealed during the period that the Heartbeat platform had processed over 150,000 insurance policies in a span of less than 5 months ending in September 2021.

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The Issuer expects its successful entry into the insurance vertical to lead to a number of partnerships and opportunities closely related to the industry. The first such partnership was the Issuer's agreement during the period with pre-owned vehicle trading platform YouCKU. Each vehicle sold on the YouCKU platform will now include a basic extended warranty policy from one of the Issuer's insurance partners with the possibility of upselling other insurance products based on data obtained through and analysed by the Heartbeat platform and the Business Hub.

Notwithstanding the events mentioned above, the word that best describes what took place during the period is "preparation". With the closing of the acquisition of Cubeler, the Issuer spent a considerable amount of time in Canada on preparing for the launch of the Canadian Business Hub (more about that in Section 2 below). But as all of the Issuer's operations were still limited to China as of the date of this report, gearing up for Singles' Day 2021 occupied virtually all of the Issuer's attention during the period. As it did leading up to the 618 Shopping Festival held in June, the Issuer worked with JD.com and other online marketplace retailers and distributors in preparation for this year's event. Singles' Day, held every year on November 11, is already the undisputed biggest shopping day in the world every year. But because Covid-19 has introduced more people to online shopping over the past 18 months, this year's event is expected by many to be the biggest shopping day in history. The Issuer believes that if it's able to replicate the success it had at 618 back in June during Singles' Day 2021, the event could account for anywhere between 25% to 30% of its revenue in the fourth quarter of 2021.

2. Provide a general overview and discussion of the activities of management.

The closing of the Issuer's acquisition of Cubeler is the single event that had the biggest impact on the Issuer's management's activities during the period. After validating Cubeler's financial forecasts, management was able to use those numbers to produce consolidated pro forma financial statements for Cubeler and the Issuer, which then allowed management to release revised guidance for the Issuer for the next three years.

The acquisition of Cubeler also means the start of a new era of operations outside of China for the Issuer, which management continued to work on during the period by continuing to build the team that will launch the Issuer's Canadian operations. Management expects needing to fill between 60 to 70 positions over a two-to-three-month period to launch and manage the Issuer's Canadian operations. A number of key positions were filled during the period, including Director of Recruitment, VP Business Development and HR Director. Most of the new employees are expected to be based in Montreal, but management actively began looking for office space in the city of Toronto during the period to allow the Issuer to have access to a broader talent pool to fill some of the positions still open.

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From a capital markets standpoint, the Issuer's management continued to work with the US Securities and Exchange Commission (the "SEC") to ensure that the registration statement (Form 40-F) filed by the Issuer would satisfy the SEC's guidelines so that the Issuer's common shares would eventually resume trading on the Nasdaq stock exchange. After several exchanges between the Issuer's lawyers, management and the SEC during the period, the Issuer's management filed a new Form 40-F with the SEC, which was still under review by the SEC as of the date of this report. While the process to get the Issuer's common shares re-instated for trading on the Nasdaq stock exchange was ongoing, the Issuer began the process to have its common shares listed on a senior stock exchange in Canada.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

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8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer hired a Director of Recruiting, a VP Business Development and a Human Resources Director (see Section 2 above for more details)

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	11,133,012	Acquisition of 100% of common shares of Cubeler Inc.	Business acquisition
Common shares	2,825	Issuance of common shares at $6.00 for strategic advisory services rendered by consultants.	Used to pay for services provided by consultants
Common shares	600,000	Issuance of common shares for partial payment of business acquisition	Used for partial payment for acquisition of assets of Huayan Kun Tai Technology Co.
Common shares	322,500	Exercise of warrants for a net proceeds of $352,250.	Working Capital and investment in subsidiaries
Stock Options	25,000	Incentive stock options issued to a consultant. Each option allows its holder to acquire common shares of the Issuer at a price of $11.50 per share.	N/A

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15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: November 3, 2021

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer		21/11/03
Tenet Fintech Group Inc.	October 2021

Issuer Address
550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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